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September 7, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schmitt Industries, Inc. (the “Company” or “SMIT”)
Soliciting Materials filed pursuant to Rule 14a-12 by Sententia Group, LP,
Sententia Capital Management, LLC, Michael R. Zapata, and
Andrew P. Hines (collectively, “Sententia”)
Filed on August 22 and 27, 2018
File No. 000-23996

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated August 30, 2018 (the “Staff Letter”) with regard to the above-referenced soliciting materials filed by Sententia with the SEC in connection with the 2018 annual meeting of shareholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with Sententia and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Soliciting Materials

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

Sententia acknowledges the Staff’s comment and respectfully believes that a reasonable factual basis exists for each of the statements referenced in the Staff’s comment. Accordingly, Sententia provides the Staff with the following supplemental support for each such statement.

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September 7, 2018

•	that “morale is at an all-time low and quality individuals are starting to depart the Company.” (August 22, 2018)

As part of its due diligence in connection with its investment in the Company, Sententia spoke with a number of former employees of the Company who had recently left the Company and who maintain contact with current employees. In those conversations, certain of those individuals indicated to Sententia their belief that employee morale was at an all-time low due to a lack of strategy and execution from senior management and the Board. They also expressed their concern that certain key employees in a variety of roles had left or were considering leaving through retirement. Sententia used publicly available information to confirm the departure of certain employees from the Company.

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to disclose in such soliciting materials that such statements are based on conversations with former employees of the Company.

•	that the company is a “long-term money loser.” (August 27, 2018)

Sententia respectfully submits that the Company’s publicly-disclosed financial results and stock performance over a variety of periods support the above-referenced statement.

The Company’s total shareholder returns have been underperforming the broader equity market and peer groups over the past three, five and ten-year periods.

Cumulative Returns
As of June 10, 2018	3 year	5 year	10 year
RBC Micro Cap Value I (RMVIX)	31%	78%	136%
Vanguard Industrial ETF (VIS)	42%	90%	147%
Small-cap Industrials and Electronics	15%	27%	23%
Average	29%	65%	102%
SMIT	(5%)	(15%)	(56%)
Over / (Under)performance	(35%)	(79%)	(159%)

Notes:

1)	June 10 was the day before Sententia filed its initial Schedule 13D with the SEC
2)	Small-cap Industrials and Electronics consists of the median annual return for a peer group of 49 U.S.-headquartered publicly-traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components
3)	Returns are calculated based on change in price and therefore exclude dividends
4)	Data sourced from Sentieo and Yahoo Finance

September 7, 2018

Additionally, over the past five years, the Company’s share price is down 15% versus an average of 65% gain for the below benchmarks.

Cumulative Returns
For the period ending June 10,	2013	2014	2015	2016	2017	2018

Benchmark Performance
RBC Micro Cap Value I (RMVIX)	100%	123%	136%	128%	156%	178%
Vanguard Industrial ETF (VIS)	100%	129%	133%	136%	166%	190%
Small-cap Industrials and Electronics	100%	120%	110%	98%	127%	127%

SMIT	100%	91%	90%	71%	61%	85%

Over/(Underperformance)
RBC Micro Cap Value I (RMVIX)		(32%)	(46%)	(58%)	(95%)	(93%)
Vanguard Industrial ETF (VIS)		(38%)	(43%)	(65%)	(105%)	(104%)
Small-cap Industrials and Electronics		(29%)	(20%)	(28%)	(66%)	(41%)
Average		(33%)	(36%)	(50%)	(88%)	(79%)

Notes:

1)	June 10 was the day before Sententia filed its initial Schedule 13D with the SEC
2)	Small-cap Industrials and Electronics consists of the median annual return for a peer group of 49 U.S.-headquartered publicly-traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components
3)	Returns are calculated based on change in price and therefore exclude dividends
4)	Data sourced from Sentieo and Yahoo Finance

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to include in such soliciting materials certain of the information above, or similar information, to provide additional support.

•	that the sale of businesses of non-core assets could create “$20m+ in value.” (August 27, 2018)
•	that a sum-of-the-parts analysis “values the company at $20m+.” (August 27, 2018)

Sententia performed a sum-of-the-parts valuation analysis to estimate the value that the Company could achieve through the sale of assets of the business. Sententia’s sum-of-the-parts valuation is summarized below.

SMIT Sum-Of-The-Parts Valuation
Unrestricted Cash	$2,000,000
Excess working capital	$2,000,000
Investment real estate	$2,000,000
SBS - Balancer	$10,000,000
Acuity	$2,000,000
Xact	$5,000,000
Total	$23,000,000

➢	Unrestricted cash – Unrestricted cash is as of May 31, 2018 as disclosed in SMIT’s Annual Report on Form 10-K filed with the SEC on August 21, 2018 (the “2018 10-K”).

September 7, 2018

➢	Excess working capital – Sententia calculated “working capital” as $6.2 million, or 45% of fiscal 2018 sales, based on balance sheet information as of May 31, 2018 as disclosed in the 2018 10-K. See below for additional detail:

Working Capital Calculation
Restricted Cash	$58,352
Accounts Receivables	$2,047,032
Inventories	$5,710,888
Prepaid Expenses	$148,924
Accounts Payable	($1,024,256)
Accrued Commissions	($194,797)
Accrued payroll liabilities	($188,568)
Other accrued liabilities	($358,790)
Income taxes payable	($3,993)
Working Capital	$6,194,792

Sententia calculated “excess working capital” as the difference between working capital of $6.2 million and “target working capital”. Sententia set target working capital at 20% of fiscal 2018 sales, which calculates to $2.8 million, based on an analysis of 44 U.S.-headquartered publicly-traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components (the “Small-cap Industrials and Electronics Peer Group”). The Small-cap Industrials and Electronics Peer Group had a median figure for working capital as a percentage of trailing twelve month sales of 19%.

Notes:

1)	The peer group consists of 44 U.S.-headquartered publicly-traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components
2)	Data provided by Sentieo and Thomson Reuters as of September 6, 2018

September 7, 2018

Based on the foregoing, Sententia calculated SMIT’s excess working capital as approximately $3 million, which Sententia rounded down to $2 million for conservatism for purposes of its sum-of-the-parts valuation analysis.

Excess Working Capital Calculation
Sales	$13,888,063
Working Capital	$6,194,792
Working Capital / Sales	45%

Target Working Capital % Sales	20%
Target Working Capital	$2,777,613

Working Capital - Target Working Capital	$3,417,179

➢	Investment real estate – See information provided below on support for Sententia’s statements related to value of SMIT real estate.
➢	SBS, Acuity and XAct – Below is a summary of the valuation of SMIT’s SBS, Acuity and XAct businesses, which Sententia calculated based on what Sententia determined to be appropriate multiples of their fiscal 2018 sales as disclosed in the 2018 10-K.
		Sales	Actual	Rounded
Segment	Sales	Multiple	Valuation	Valuation
SBS - Balancer	$9,026,830	1.0x	$9,026,830	$10,000,000
Acuity	$2,363,083	1.0x	$2,363,083	$2,000,000
Xact	$2,372,394	2.5x	$5,930,985	$5,000,000
Total	$13,762,307	1.3x	$17,320,898	$17,000,000

Sententia determined appropriate multiples for SBS and Acuity based on the Small-cap Industrials and Electronics Peer Group, which had a median sales multiple of 1.5x, which Sententia rounded down to 1.0x for conservatism for purposes of its sum-of-the-parts valuation analysis. The EV/Sales ratio was calculated as of September 6, 2018 and the data was pulled from Sentieo and Thomson Reuters.

Sententia determined the appropriate multiple for Xact based on multiples for “Internet of Things” businesses, as represented by the constituents of the Global X Internet of Things Thematic ETF. The constituents of the Global X Internet of Things Thematic ETF trade at a median valuation of 3.3x sales. Sententia used 2-3x sales for conservatism for purposes of its sum-of-the-parts valuation analysis.

•	that the “board pays themselves higher than peers.” (August 27, 2018)

September 7, 2018

As part of its due diligence in connection with its investment in the Company, Sententia developed a set of similar publicly traded companies to determine appropriate levels of director compensation. These companies have a market cap of up to $15 million, annual revenue of at least $2 million and up to $20 million, and operate in the industrials sector. Information on these companies is included in the table below. Based on such research, Sententia believes that the Company’s directors receive higher pay than directors at certain peer companies.

Ticker	Company	Market Cap (in millions)	Revenue (in millions)	Avg. Director Pay	Notes
IBAL	International Baler Corp.	$10	$10	$6,000
NRBT	Novus Robotics, Inc.	$10	$5	$0	No pay
HIHO	Highway Holdings Limited	$14	$19	$20,000
TTLO	Torotel Products, Inc.	$4	$18	$26,500
	Average*	$10	$13	$17,500

SMIT	Schmitt Industries, Inc.	$11	$14	$35,000	2017 Proxy

*NRBT not used in average

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to disclose in such soliciting materials that such statements are based on comparison to certain peer companies selected by Sententia and to list each of such peer companies in a footnote.

•	that “inventory is at an elevated 40% of sales....” And that “working capital is 57% of sales compared to 20% for the industry “ (emphasis added; August 27, 2018)

Sententia respectfully submits that the above-referenced statement should be revised to read as follows: “The Company’s inventory is at an elevated 40% of sales compared to 20% for the industry; and working capital as a whole is 45% of sales.”

As part of its due diligence in connection with its investment in the Company, Sententia conducted research regarding the Company’s industry, including but not limited to working capital usage. Sententia’s opinions that 40% of sales is an “elevated” level and that 20% is typical for the industry are based on an analysis of the Small-cap Industrials and Electronics Peer Group, which had median figures for inventory and working capital as a percentage of sales of 18% and 19%, respectively.

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to disclose in such soliciting materials that such statements are “based on Sententia’s analysis of a peer group consisting of 44 U.S.-headquartered publicly-traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components.”

•	that the company’s businesses “are worth [approximately]$17m in our base case scenario” and the entries immediately below (page 5 of presentation, August 27, 2018)

See information on SMIT’s SBS, Acuity, and Xact businesses as part of Sententia’s sum-of-the-parts valuation analysis provided above.

•	that your “diligence and discussions with informed contacts suggest that SBS alone could generate $15-20m in sales and $2-3m in EBITDA through straightforward operational improvements.” (August 27, 2018)

September 7, 2018

As part of its due diligence in connection with its investment in the Company, Sententia spoke with a number of former employees of the Company, as well as other persons working in the Company’s industry. In those conversations, certain of those individuals informed Sententia of their belief that the Company’s Balancer segment alone, of which the principal product line is the Schmitt Dynamic Balance System (referred to as “SBS”), could generate $15-20 million in sales and $2-3 million in EBITDA through straightforward operational improvements, including but not limited to the streamlining and focusing of current projects, the relocation of the operating business outside of the city limits, and focus on marketing and sales in certain U.S. regions. Sententia believes this information to be credible and reasonable based on Sententia’s analysis of publicly available information regarding the Company and its industry.

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to disclose in such soliciting materials that such statements are based on Sententia’s discussions with former employees of the Company as well as other persons working in the Company’s industry, and Sententia’s analysis of publicly available information regarding the Company and its industry.

•	that the company’s “value under this scenario would easily exceed $20m.” (August 27, 2018)

Sententia performed a valuation analysis based on EBITDA using a 6x EV/EBITDA multiple. See the response to comment 3 below for information on the basis for such multiple. Based on such EBITDA analysis, Sententia calculated a $12-18 million value from the Company’s SBS business. When added to the Company’s $2 million in cash, and Sententia’s calculation of $2 million in excess working capital, $2 million of real estate investments and $7 million achievable from the sale of non-core businesses, Sententia believes that a conservative valuation of the Company would exceed $20 million. Please see Sententia’s discussion of its sum-of-the-parts valuation analysis above and information on the Company’s real estate investments below for additional detail.

•	that the company’s real estate “not tied to operations ... could be sold for $2-3m.” (August 27, 2018)
•	that the relocation of the company’s real estate related to its operations could net “an estimate of $3m after relocation and property costs.” (August 27, 2018)

As part of its due diligence in connection with its investment in the Company, Sententia spoke with a Portland, Oregon commercial real estate professional who provided Sententia with publicly-available information regarding the Portland, Oregon commercial real estate market, including previous publicly available SMIT real estate listing, which were validated for their potential value. Further, the agent pointed to tax savings company’s gain by moving outside the Portland city limits to more suitable facilities as well as relocation costs for such a move. Such information serves as the basis for Sententia’s calculation that the Company’s real estate not tied to operations could be sold for $2-3 million and that a relocation could net the Company an estimate of $3 million after relocation and property costs.

If Sententia includes similar statements in soliciting materials going forward, Sententia undertakes to disclose in such soliciting materials that such statements are based on publicly-available information regarding the Portland, Oregon commercial real estate market and conversations with a local commercial real estate professional on specific SMIT property.

•	that company management has changed its plans for its real estate while “holding out for potential zoning changes.” (August 27, 2018)

September 7, 2018

Sententia advises the Staff on a supplemental basis that this statement was made by a member of the Company’s Board of Directors at an in-person meeting with Sententia in Portland, Oregon on June 14, 2018.

2.	You state that Schmitt’s share price has an estimated intrinsic value of $4. The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders’ understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the stock and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $4 figure unreasonable.

Sententia acknowledges the Staff’s comment and respectfully believes that its calculation of a $4 value was made in good faith and on a reasonable basis. Sententia’s calculation of the $4 value was made based on the sum-of-the-parts valuation discussed above, which resulted in a conservative $20 million valuation of the Company, and dividing such amount by SMIT’s 4,041,797 diluted shares outstanding as reported in the Company’s Q4 earnings release filed with the SEC on July 18, 2018, equating to approximately $4.95 per share. As a further conservative measure, Sententia reduced this valuation to $4 per share. Sententia confirms that it will include supporting analysis similar to what is provided above in any future soliciting materials in which it provides a valuation.

Sententia undertakes to include in its future soliciting materials the following language: “Except for the historical information contained herein, the matters addressed herein are forward looking statements that involve certain risks and uncertainties. Any projections or estimates included herein are based on certain assumptions and are subject to a variety of risks and changes, including risks and changes affecting the Company’s industry generally and the Company specifically. Actual results may differ from such forward looking statements due to reasons that may or may not be foreseeable. There can be no assurance that the Company’s securities will trade at the prices that may be implied herein. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.”

3.	With a view toward revised future disclosure, please tell us the basis for your use of a 6x EV/EBITDA multiple in valuing the SBS business, under the caption “EBITDA” on page 6 of your presentation.

September 7, 2018

Sententia acknowledges the Staff’s comment and advises the Staff on a supplemental basis that Sententia’s use of a conservative 6x EV/EBITDA multiple in valuing the SBS business is based on (1) the experience of Sententia employees, including analysts who have specialized in mergers and acquisitions for lower-middle-market industrial and consumer businesses, who commonly use 6x EV/EBITDA multiples as a floor for companies not in distress and (2) certain subscription-based financial analysis tools utilized by Sententia, which provide for EBITDA multiples in middle market private equity deals of roughly 6x EBITDA and a full valuation of 10.4x EV/EBITDA.

Sententia also supported its analysis with information on 32 U.S.-headquartered publicly traded companies selected by Sententia with market caps less than $1 billion that participate in the following industries: machinery; industrial machinery; electronic equipment and instruments; and electronic equipment, instruments, and components. The median valuation for this group was ~9.0x EV/EBITDA and the 25th percentile was ~6.0x EV/EBITDA, excluding companies with negative EBITDA or that were trading in excess of 30 times trailing twelve month EBITDA. Only the bottom quartile traded for less than 6x EV/EBITDA.

*    *    *    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Michael R. Zapata Sententia Capital Management, LLC